Room 4561

November 15, 2006

Steven J. Gomo
Chief Financial Officer
Network Appliance, Inc.
495 East Java Drive
Sunnyvale, CA 94089

> **Re: Network Appliance, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2006**
> **Form 10-K for the Fiscal Year Ended April 30, 2005**
> **Form 10-Q for the Quarterly Period Ended July 28, 2006**
> **File No. 000-27130**

Dear Mr. Gomo:

We have reviewed the above referenced filings and your response letter dated August 31, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosures. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2006

Critical Accounting Estimates and Polices, page 36

1. We note the planned revisions to your critical accounting estimates and policies in response to prior comment number 2. Your response indicates there are material estimates and/or judgments in determining whether VSOE can be established for the undelivered elements in your arrangements. Consider revising future filings to discuss theses estimates and/or judgments and the assumptions you apply when determining that you have established VSOE of fair value for the undelivered elements in your arrangements.

Note 2. Significant Accounting Policies

Revenue Recognition and Allowance, page 65

2.	We note your response to prior comment number 8, which indicates that you are not aware of any authoritative accounting literature that provides guidance regarding the concentration in pricing that is required before a vendor can reasonably conclude that VSOE of fair value exists. However, your response to comment number 7 from your May 31, 2006 letter states that you analyze separate sales transactions to determine whether your pricing is sufficiently concentrated to enable you to establish VSOE of fair value for your undelivered elements. We further note that "in all cases where [you] believe VSOE is required to establish fair value, more than 75 percent of [y]our separate sales transactions fall within a reasonable range of 15 percent above and below the midpoint of the range that contains the highest number of separate sales transactions." Therefore, based on your responses, it appears your accounting policy considers the concentration of pricing of separate sales to determine whether VSOE of fair value of your undelivered elements exists. If this is correct, clarify why you believe your range of separate sales and concentration of separate sales is appropriately narrow and significantly concentrated to establish VSOE of fair value of your undelivered elements. In this respect, we note your policy does not comply with any of the non-authoritative interpretive guidance you referenced in your response. Please advise.

3.	We note your response to prior comment number 10, which indicates that you have concluded the combined element of software PCS, premium hardware maintenance and storage review services are not subject to SOP 97-2, but rather subject to the general revenue recognition principles of SAB Topic 13. Clarify how you have evaluated the significance of the storage review services compared to the other elements in the unit of accounting when arriving at this conclusion. That is, we note your response to comment number 7 from your May 31, 2005 letter, which states the storage review services "represent the smallest category sold at the time of system sale. This service had a fair value time of sale for 2005 system sales of $17 million, which represents less than 1% of consolidated revenues of the Company and, in aggregate, 5% of the value of the total undelivered elements at the time of sale." Therefore, please clarify why you believe it is appropriate to conclude that your least significant element in your combined unit of accounting should dictate the accounting literature you should apply to the unit of accounting.

4.	Further clarify how you determined software is not essential to the functionality of the storage review services and hence, that the storage review services are not software-related pursuant to EITF 03-5. In this respect, we note from your response to prior comment number 10 that these services include monitoring and data collection activities. Please expand your description of these monitoring and data collection activities. Clarify whether these services could be performed or rendered to your customers without the customer's acquisition of the software. In other words, tell us whether your customers purchase the storage review services without purchasing the software.

5.   We note your response to prior comment number 12, which states that you present revenue (and cost of revenue) from the bundled software subscription and premium hardware maintenance in separate financial statement captions. Where there is a lack of fair value among the arrangement elements, SOP 97-2 and EITF 00-21 prohibit separation of the total arrangement fee for recognition purposes. Please explain your methodology and basis for separation of elements in bundled arrangements within your income statement. Describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

6.   Absent a compelling basis under GAAP and Rule 5-03(b)(1) of Regulation S-X that supports allocating the arrangement fee in the income statement, it appears that you should present separate revenue, and related cost of revenue line items for your bundled arrangements that are not separable for accounting recognition. You should also include a footnote description to inform investors of the nature of the additional line item.

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As appropriate, please amend your filings and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christopher White, Senior Staff Accountant, at (202) 551-3461 or me at (202) 551-3226 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant